[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

Direct Line: (212) 859-8689
Fax: (212) 859-4000
joshua.wechsler@friedfrank.com

June 12, 2018

VIA EMAIL AND EDGAR

Justin Dobbie
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Grindrod Shipping Holdings Ltd.

Amendment No. 3 to Registration Statement on Form 20-F
Filed June 5, 2018
File No. 001-38440

Dear Mr. Dobbie:

This letter sets forth the response of Grindrod Shipping Holdings Ltd. (the “Company”) to the comment letter, dated June 7, 2018, of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Amendment No. 3 to the Registration Statement on Form 20-F, filed on June 5, 2018 (File No. 001-38440). Concurrently with this correspondence, the Company is publicly filing Amendment No. 4 to its Registration Statement on Form 20-F (as so amended, the “Registration Statement”). References to page numbers in this letter refer to the pagination of the Registration Statement. To facilitate your review, we have reproduced the Staff’s comment below with the response set out immediately below the comment. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Loan Agreements, page 89

1.              We note that subsequent to year-end, you entered into a $100 million loan facility and that you repaid approximately $77 million of existing loans with proceeds from the new facility. Given that you have had a material change in your outstanding debt, please revise to include the change in debt and any related interest expense in your pro forma financial statements. In addition, please consider providing a pro forma capitalization table and table of contractual obligations to reflect this material change in your outstanding debt.

In response to the Staff’s comment, the Company has revised the pro forma financial statements on pages 150 to 153 and the footnotes on page 155 to include the change in debt and interest expense.  The Company has also revised the pro forma capitalization table on pages 4 and 5 and provided a pro forma table of contractual obligations on pages 92 and 93, in each case, to reflect the change in the outstanding debt.

Should you have any questions or comments with response to this filing, please call Joshua Wechsler at (212) 859-8689 or Meredith Deutsch at (212) 859-8533.

Sincerely,

/s/ Joshua Wechsler
Joshua Wechsler

cc:                                Martyn Wade (Grindrod Shipping Holdings Ltd.)

Stephen Griffiths (Grindrod Shipping Holdings Ltd.)

Meredith Deutsch (Fried, Frank, Harris, Shriver & Jacobson LLP)